SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Three Months Ended September 30, 2006
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

QUARTERLY REPORT
Three Months Ended September 30, 2006
Currency of Presentation and Certain Defined Terms
          In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Convenience translation into U.S. dollars with respect to the unaudited interim consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares, to the “FASB” are to the Financial Accounting Standards Board, to “SFAS” are to the Statements of Financial Accounting Standards, to “SAB” are to Staff Accounting Bulletin and to the “EITF” are to the Emerging Issues Task Force.
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
          Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2006 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.45.95 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this quarterly report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
          IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of March 31,		As of September 30,
	2006		2006		2006
					Convenience
					translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	3,712,637	Rs.	4,875,531	U.S.$	106,105
Investment securities		14,703		15,024		327
Restricted cash		1,606,245		30,717		668
Accounts receivable, net of allowances		4,801,794		9,827,817		213,881
Inventories		6,894,712		9,898,256		215,414
Deferred income taxes and deferred charges		173,750		913,157		19,873
Due from related parties		246,360		519,517		11,306
Other current assets		2,639,818		3,361,487		73,155

Total current assets		20,090,019		29,441,506		640,729
Property, plant and equipment, net		9,086,331		10,453,828		227,504
Due from related parties		6,182		5,132		112
Investment securities		1,090,202		1,122,304		24,424
Goodwill		16,634,509		15,542,939		338,258
Intangibles assets, net		17,034,555		21,511,919		468,159
Restricted cash		4,468,840		4,468,840		97,254
Other assets		357,431		520,431		11,326

Total assets	Rs.	68,768,069	Rs.	83,066,899	U.S.$	1,807,767

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks	Rs.	9,132,462	Rs.	8,817,947	U.S.$	191,903
Current portion of long-term debt		925,761		2,935,199		63,878
Trade accounts payable		3,639,217		9,616,777		209,288
Due to related parties		151,678		166,320		3,620
Accrued expenses		3,083,120		3,050,434		66,386
Other current liabilities		1,812,623		2,421,406		52,697

Total current liabilities		18,744,861		27,008,083		587,771
Long-term debt, excluding current portion		20,937,132		20,607,472		448,476
Deferred income taxes		6,346,174		8,566,380		186,428
Other liabilities		468,169		378,580		8,239

Total liabilities	Rs.	46,496,336	Rs.	56,560,515	U.S.$	1,230,914

Stockholders’ equity:
Equity shares at Rs.5 par value: 200,000,000 shares authorized; Issued and outstanding: 153,389,140 shares and 153,515,604 shares as of March 31, 2006 and September 30, 2006 respectively	Rs.	383,473	Rs.	767,578	U.S.$	.16,705
Additional paid-in capital		10,261,783		9,930,832		216,123
Equity options outstanding		463,128		492,210		10,712
Retained earnings		11,201,794		14,959,592		325,562
Equity shares held by a controlled trust: 82,800 shares		(4,882)		(4,882)		(106)
Accumulated other comprehensive income		(33,563)		361,054		7,858

Total stockholders’ equity		22,271,733		26,506,384		576,853

Total liabilities and stockholders’ equity	Rs.	68,768,069	Rs.	83,066,899	U.S.$	1,807,767

See accompanying notes to the condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three months ended				Six months ended
	September 30				September 30,
	2005		2006		2005		2006		2006
									Convenience
									translation into
									U.S.$
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.290,509, Rs.645,493, Rs.590,633 and Rs.1,293,952 for the three months ended September 30, 2005 and 2006 and six months ended September 30, 2005 and 2006, respectively)	Rs.	5,739,675	Rs.	19,849,781	Rs.	11,309,263	Rs.	33,767,973	U.S.$	734,885
License fees		29,906		204		43,289		23,220		505
Service income		34,190		188,560		38,421		296,758		6,458

		5,803,771		20,038,545		11,390,973		34,087,951		741,849
Cost of revenues		2,806,922		11,750,272		5,469,787		19,710,729		428,960

Gross profit		2,996,849		8,288,273		5,921,186		14,377,222		312,888
Operating expenses, net:
Selling, general and administrative expenses		1,766,728		3,667,484		3,720,500		7,013,605		152,636
Research and development expenses, net		443,506		401,548		958,200		934,422		20,336
Amortization expenses		76,423		402,386		172,022		790,195		17,197
Foreign exchange (gain)/loss		12,964		(54,751)		78,720		19,723		429
Other operating (income)/expenses, net		23,945		(1,776)		60,859		(71,310)		(1,552)

Total operating expenses, net		2,323,566		4,414,891		4,990,301		8,686,635		189,045

Operating income		673,283		3,873,382		930,885		5,690,587		123,843
Equity in loss of affiliates		(15,843)		(21,385)		(30,347)		(36,730)		(799)
Other (expense)/income, net		191,236		(321,227)		368,070		(517,885)		(11,271)

Income before income taxes and minority interest		848,676		3,530,770		1,268,608		5,135,972		111,773
Income taxes (expense)/benefit		39,528		(737,091)		(32,979)		(944,631)		(20,558)
Minority interest		1,383		4,004		1,275		3,954		86

Net income	Rs.	889,587	Rs.	2,797,683	Rs.	1,236,904	Rs.	4,195,295	U.S.$	.91,301

Earnings per equity share
Basic	Rs.	5.81	Rs.	18.23	Rs.	8.08	Rs.	27.34	U.S.$	0.59
Diluted	Rs.	5.81	Rs.	18.15	Rs.	8.07	Rs.	27.23	U.S.$	0.59
Weighted average number of equity shares used in computing earnings per equity share
Basic		153,065,150		153,478,168		153,071,560		153,445,821		153,445,821
Diluted		153,221,922		154,147,090		153,273,136		154,085,480		154,085,480
See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

						Accumulated				Equity Shares held by a
				Additional		Other				Controlled Trust
	Equity Shares			Paid In		Comprehensive		Comprehensive		No. of
	No. of Shares	Amount		Capital		Income		Income		Shares	Amount
Balance as of March 31, 2005	153,037,898	Rs.	382,595	Rs.	10,089,152	Rs.	76,240		—	82,800	Rs.	(4,882)
Dividends paid	—		—		—		—		—	—		—
Issuance of equity shares on exercise of options	40,000		100		14,471		—		—	—		—
Stock based compensation
Comprehensive income
Net income	—		—		—		—	Rs.	1,236,904	—		—
Translation adjustment	—		—		—		(21,105)		(21,105)	—		—
Unrealized gain on investments, net of tax	—		—		—		14,448		14,448	—		—
Comprehensive income	—		—		—		—	Rs.	1,230,247	—		—

Balance as of September 30, 2005	153,077,898	Rs.	382,695	Rs.	10,103,623	Rs.	69,583		—	82,800	Rs.	(4,882)

Convenience translation into U.S.$	—	U.S.$	8,709	U.S.$	229,941	U.S.$	1,584		—	—	U.S.$	(111)

Balance as of March 31, 2006	153,389,140	Rs.	383,473	Rs.	10,261,783	Rs.	(33,563)		—	82,800	Rs.	(4,882)
Stock dividend	—		383,789		(383,789)		—		—	—		—
Dividends paid	—		—		—		—		—	—		—
Issuance of equity shares on exercise of options	126.464		316		52,838		—		—	—		—
Stock based compensation	—		—		—				—	—		—
Cumulative impact of adoption of SFAS 123R	—		—		—		—		—	—		—
Comprehensive income
Net income	—		—		—		—	Rs.	4,195,295	—		—
Translation adjustment	—		—		—		369,377		369,377	—		—
Unrealized loss on investments, net of tax	—		—		—		25,240		25,240	—		—
Comprehensive income	—		—		—		—	Rs.	4,589,912	—		—

Balance as of September 30, 2006	153,515,604	Rs.	767,578	Rs.	9,930,832	Rs.	361,054		—	82,800	Rs.	(4,882)

Convenience translation into U.S.$	—	U.S.$	16,705	U.S.$	216,123	U.S.$	7,858		—	—	U.S.$	(106)

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(in thousands, except share data and where otherwise stated)
[Continued from above table, first column(s) repeated]

	Equity				Total
	Options		Retained		Stockholders’
	Outstanding		Earnings		Equity
Balance as of March 31, 2005	Rs.	400,749	Rs.	10,009,305	Rs.	20,953,159

Dividends paid		—		(436,368)		(436,368)
Issuance of equity shares on exercise of options		(14,471)		—		100
Stock based compensation		72,797				72,797
Comprehensive income
Net income		—		1,236,904		1,236,904
Translation adjustment		—		—		(21,105)
Unrealized gain on investments, net of tax		—		—		14,448
Comprehensive income		—		—		—

Balance as of September 30, 2005	Rs.	459,075	Rs.	10,809,841	Rs.	21,819,935

Convenience translation into U.S.$	U.S.$	10,448	U.S.$	246,014	U.S.$	496,585

Balance as of March 31, 2006	Rs.	463,128	Rs.	11,201,794	Rs.	22,271,733

Stock dividend		—		—		—
Dividends paid		—		(437,497)		(437,497)
Issuance of equity shares on exercise of options		(40,170)		—		12,984
Stock based compensation		84,058		—		84,058
Cumulative impact of adoption of SFAS 123R		(14,806)		—		(14,806)
Comprehensive income
Net income		—		4,195,295		4,195,295
Translation adjustment		—		—		369,377
Unrealized loss on investments, net of tax		—		—		25,240
Comprehensive income		—		—		—

Balance as of September 30, 2006	Rs.	492,210	Rs.	14,959,592	Rs.	26,506,384

Convenience translation into U.S.$	U.S.$	10,712	U.S.$	325,562	U.S.$	576,853

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six months ended September 30,
	2005		2006		2006
					Convenience
					translation into
					U.S.$
Cash flows from operating activities:
Net income	Rs.	1,236,904	Rs.	4,195,295	U.S.$	91,301
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax expense/(benefit)		32,979		(499,955)		(10,880)
Gain on sale of available for sale securities, net		(14,196)		(1)		(0)
Depreciation and amortization		725,283		1,491,210		32,453
Loss/(profit) on sale of property, plant and equipment		60,859		(64,298)		(1,399)
Equity in loss of affiliates		30,347		36,730		799
Unrealized exchange loss		88,442		275,237		5,990
Interest receivable on investment		6,535		—		—
Stock based compensation		72,797		69,252		1,507
Minority interest		(1,275)		(3,954)		(86)
Changes in operating assets and liabilities:
Accounts receivable		(777,173)		(4,827,422)		(105,058)
Inventories		(553,826)		(2,893,046)		(62,961)
Other assets		(496,122)		(678,670)		(14,770)
Due to/from related parties, net		(80,677)		(257,470)		(5,603)
Trade accounts payable		509,033		5,666,073		123,310
Accrued expenses		114,066		(87,364)		(1,901)
Other liabilities		(298,014)		359,122		7,816

Net cash provided by operating activities		655,962		2,780,740		60,517

Cash flows from investing activities:
Restricted cash		5,706		1,575,528		34,288
Expenditure on property, plant and equipment		(674,522)		(1,907,149)		(41,505)
Proceeds from sale of property, plant and equipment		6,287		73,555		1,601
Purchase of investment securities, net of proceeds from sale		563,227		(105,827)		(2,303)
Expenditure on intangible assets		(100,737)		(230,421)		(5,015)

Net cash used in investing activities		(200,039)		(594,314)		(12,934)

Cash flows from financing activities:
Proceeds from issuance of equity shares on exercise of options		—		12,984		283
Proceeds from/(repayments of) bank borrowings, net		1,269,419		(366,000)		(7,965)
Repayment of long-term debt		(2,960)		(4,488)		(98)
Dividends		(436,368)		(437,497)		(9,521)

Net cash provided by/(used in) financing activities		830,091		(795,001)		(17,301)

Effect of exchange rate changes on cash and cash equivalents		(11,636)		(228,531)		(4,973)

Net increase in cash and cash equivalents during the period		1,274,378		1,162,894		25,308
Cash and cash equivalents at the beginning of the period		9,287,864		3,712,637		80,797

Cash and cash equivalents at the end of the period	Rs.	10,562,242	Rs.	4,875,531	U.S.$	106,105

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six months ended September 30,
	2005		2006		2006
Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	84,509	Rs.	890,854	U.S.$	19,387.47
Income taxes		799		359,837		7,831
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the period		24,015		95,250		2,073
See accompanying notes to the unaudited consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
1. Basis of preparation of financial statements
          The accompanying unaudited interim condensed consolidated financial statements of Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”), have been prepared by management on substantially the same basis as the audited financial statements for the year ended March 31, 2006, and in the opinion of management, include all adjustments of normal recurring nature necessary for a fair presentation of the financial information set forth herein. The preparation of unaudited interim condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
2. Interim information
          The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2006. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.
3. Convenience translation
          The accompanying unaudited interim condensed consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of September 30, 2006 have been translated into United States dollars at the noon buying rate in New York City on September 30, 2006 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.45.95. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
4. Stock based compensation
     Prior to April 1, 2006, the Company accounted for its stock-based compensation plans under SFAS 123 “Accounting for Stock Based Compensation”. On April 1, 2006, the Company adopted SFAS No. 123R (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
     The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. The Company elected to continue to estimate the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4. Stock based compensation (continued)
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended September 30,		Six months ended September 30,
	2005	2006	2005	2006
Dividend yield	0.7%	0.7%	0.7%	0.4%
Expected life	12-78 months	12-78 months	12-78 months	12-78 months
Risk free interest rates	4.5 – 7.1%	4.5 – 7.1%	4.5 – 7.1%	4.5 – 7.5%
Volatility	23.4 – 50.7%	23.4 – 50.7%	23.4 – 50.7%	23.4 – 50.7%
          At September 30, 2006, the Company had three stock-based employee compensation plans, which are described more fully in Note 12. The Company has one stock based employee compensation plan and its subsidiary, Aurigene Discovery Technologies Limited, has two stock based employee compensation plans.
          The adoption of SFAS 123(R) did not have a material impact on the Company’s stock-based compensation expense for the three and six months period ended September 30, 2006. Further, the Company believes that the adoption of SFAS 123(R) will not have a material impact on the Company’s future stock-based compensation expense. As of September 30, 2006, the Company had approximately Rs.299,674 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s equity compensation plans. This cost is expected to be recognized as stock-based compensation expense over a weighted-average period of 4.2 years.
          Under SFAS 123, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123(R), on April 1, 2006, the Company estimated the number of outstanding instruments which are not expected to vest and recognized income of Rs.14,806, representing the reversal of compensation cost for such instruments previously recognized in the income statement. The total employee stock based compensation expense for the three months ended September 30, 2005 and 2006 were Rs. 29,407 and Rs.53,024 respectively and for the six months ended September 30, 2005 and 2006 were Rs.72,797 and Rs.84,058 respectively.
5. Business combinations
          All of the Company’s acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying unaudited interim consolidated financial statements beginning on the respective dates of acquisition. Contingent consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.
          Industrias Quimicas Falcon de Mexico, S.A. de C.V (“Falcon”)
          On December 30, 2005 the Company acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico, S.A.de C.V (“Falcon”), a Roche group company, for a total purchase consideration of Rs.2,773,126 (U.S.$61,233). Falcon was acquired with an intent to add steroid manufacturing capabilities and permit the Company to offer a full range of services in its custom pharmaceutical services business. The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s specifications.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
5. Business combinations (continued)
          beta Holding GmbH (“betapharm”)
          On March 3, 2006, the Company, through its wholly owned subsidiary Lacock Holdings Limited, acquired 100% of the outstanding common shares of betapharm. Accordingly, the financial results of betapharm have been included in the consolidated financial statements of the Company since that date. betapharm is a leading generics pharmaceuticals company in Germany. Under the ‘beta’ brand, the Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, focused on medical conditions requiring long-term therapy that are typically prescribed by primary care physicians.
          During the three months ended September 30, 2006, the Company completed the final allocation of the aggregate purchase price of Rs.26,063,321 (Euro 482,654) among the assets of betapharm, which allocation was based on management’s estimate of fair values and independent valuations of intangible assets as follows:

Current assets:
Cash and cash equivalents	Rs.	1,357,395
Inventories		538,860
Other current assets		552,938
Property, plant and equipment		372,377
Intangibles:
Trademarks		5,546,314
Product related intangibles		13,684,867
Beneficial toll manufacturing contract		621,058
Other assets		142,541
Goodwill		12,848,428

Total assets		35,664,778
Deferred tax liability, net		(7,241,686)
Liabilities assumed		(2,359,771)

Purchase cost	Rs.	26,063,321

          As a result of the final allocation of purchase price, total intangibles increased from Rs.16,325,598 as at March 31, 2006 to Rs. 19,852,239 as at September 30, 2006, goodwill decreased from Rs.14,958,766 as at March 31, 2006 to Rs.12,848,428 as at September 30, 2006, and deferred tax liability, net, increased from Rs.5,825,388 as at March 31, 2006 to Rs.7,241,686 as at September 30, 2006.
          Trademarks have an indefinite useful life and are therefore not subject to amortization, but will be tested for impairment annually. The weighted average useful lives of other intangibles of betapharm are as follows:

Products related intangibles	14.5 years
Beneficial toll manufacturing contract at betapharm	4.8 years
The adjustment to the value of intangibles, goodwill and deferred tax liability, and the revision to useful lives of intangibles, did not have any material impact on the results of the current quarter or six month period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
5. Business combinations (continued)
          All of the goodwill arising on the acquisition of betapharm was assigned to the Company’s Generics segment.
          Proforma Information: The table below reflects unaudited pro forma consolidated results of operations as if both Falcon and betapharm acquisitions had been made at the beginning of the period presented below:

	Three months ended		Six months ended
	September 30, 2005		September 30, 2005
Revenues	Rs.	8,003,466	Rs.	16,007,204
Net income		853,870		1,132,817
Earning per equity share
Basic	Rs.	5.58	Rs.	7.40
Diluted	Rs.	5.57	Rs.	7.39
Weighted average number of equity shares used in computing earnings per share
Basic		153,065,150		153,071,560
Diluted		153,221,922		153,273,136
          The unaudited proforma consolidated results of operations is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been consummated at the date indicated, nor is it necessarily indicative of the future operating results of the combined companies and should not be construed as representative of these amounts for any future dates or periods. Falcon and betapharm’s results of operations included in the above proforma financial information are derived from their respective unaudited financial statements for the three months and six months ended September 30, 2005 and 2006 have been adjusted, where appropriate, to present their financial position and results of operations in accordance with accounting principles generally accepted in the United States.
6. Restricted cash
          As of March 31, 2006, the current portion of restricted cash was primarily comprised of term deposits amounting to Rs.1,584,350 pledged with bankers as security for a short term loan taken from the State Bank of India. Upon the repayment of the short term loan during the six months ended September 30, 2006, restrictions on these term deposits were released. Furthermore, during the six months ended September 30, 2006, an additional Rs.8,822 in cash became subject to restrictions due to other obligations of the Company.
          The non-current portion of restricted cash comprises of term deposits pledged with bankers as security against a long term debt taken from Citibank N.A.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share)
7. Incorporation of Reddy Pharma Iberia, S.A.
          On April 15, 2006, the Company incorporated a new entity, Reddy Pharma Iberia, S.A., under the laws of Spain as a wholly owned subsidiary.
          On May 19, 2006, Reddy Pharma Iberia, S.A. acquired marketing authorizations and marketing authorization applications for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratories Litaphar, S.A. (“Litaphar”) for a total consideration of Rs.218,920 (Euro 3,740), including contingent consideration of Rs.25,610. The purchase consideration consists of :

Description	Amount (Rs.)
Inventory	22,864
Product related intangibles	170,446
Contingent consideration	25,610
          Litaphar is a Spanish company engaged in the promotion, distribution and commercialization of pharmaceutical products and chemical-pharmaceutical specialties. As a result of this acquisition, the Company acquired an opportunity to sell those products using their existing brand names through its generics sales and marketing network.
          The acquisition was accounted for as a purchase of intangible assets as this acquisition did not meet the definition of a business as described in EITF Issue No 98-3, “Determining whether a non-monetary transaction involves receipt of productive assets or of a business.” During the three months ended September 30, 2006, the Company concluded its fair valuation of intangible assets acquired from Litaphar.
          The contingent consideration of Rs.25,610 represents amounts to be paid to Litaphar upon approval of four marketing authorization applications submitted to the Spanish Health Authorities (Rs.6,360 per application). During the three months ended September 30, 2006, two of the four applications were granted and one of the four applications was rejected. As a result, the Company paid Rs.12,890 of the contingent consideration to Litaphar and will not be required to pay Rs.6,360 of the contingent consideration. The balance of the contingent consideration remains at Rs.6,360 pending action on the remaining marketing authorization application.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
8. Goodwill
          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company tests goodwill for impairment at least annually.
          The following table presents the changes in goodwill during the year ended March 31, 2006 and for the six months ended September 30, 2006:

	Year ended		Six months ended
	March 31, 2006		September 30, 2006
Balance at the beginning of the period (1)	Rs.	1,743,442	Rs.	16,816,452
Acquired/adjusted during the period		15,073,010		(2,080,035)
Foreign exchange translation of goodwill arising on acquisition of betapharm		—		988,465

Balance at the end of the period(1)	Rs.	16,816,452	Rs.	15,724,882

     Goodwill acquired/adjusted during the year ended March 31, 2006 and for six months ended September 30, 2006 represents the following:

	Year ended		Six months ended
	March 31, 2006		September 30, 2006
Cash paid towards contingent consideration in purchase business combinations	Rs.	114,244	Rs.	30,303
Excess of the fair value over carrying value of acquired net assets, in a purchase business combination (betapharm)		14,958,766		—
Adjustment on account of completion of final allocation of purchase price on acquisition of betapharm		—		(2,110,338)

	Rs.	15,073,010	Rs.	(2,080,035)

          The following table presents the allocation of goodwill among the Company’s segments for the below periods:

	As of March 31,		As of September 30,
	2006		2006
Formulations(1)	Rs.	349,774	Rs.	349,774
Active Pharmaceutical Ingredients and Intermediates		997,025		997,025
Generics		15,379,216		14,287,646
Drug Discovery		90,437		90,437

	Rs.	16,816,452	Rs.	15,724,882

(1)	Includes goodwill arising on investment in an affiliate amounting to Rs.181,943.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
9. Intangible assets, net.
          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets are amortized over the expected benefit period or the legal life, whichever is lower.
          The following table presents acquired and amortized intangible assets as of March 31, 2006 and September 30, 2006:

	As of March 31, 2006				As of September 30, 2006
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization

Trademarks	Rs.	2,575,224	Rs.	2,113,374	Rs.	2,596,845	Rs.	2,249,738
Trademarks not subject to amortization		3,970,118		—		5,973,084		—
Product related intangibles		11,759,317		77,326		14,966,427		646,613
Beneficial toll manufacturing contract		621,058		10,708		668,840		80,722
Core technology rights and licenses		132,753		—		132,753		—
Non-competition arrangements		128,883		105,019		132,514		114,174
Marketing rights		94,369		9,222		95,207		13,091
Customer related intangibles including customer contracts		167,233		98,799		181,112		132,519
Others		7,556		7,508		10,719		8,725

	Rs.	19,456,511	Rs.	2,421,956	Rs.	24,757,501	Rs.	3,245,582

          The aggregate amortization expense for the three months and six months ended September 30, 2005 and 2006 was Rs.76,423, Rs.402,386, Rs.172,022 and Rs.790,195, respectively.
          Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

For the six month period ending March 31, 2007	Rs.	746,528
For the year ending March 31, 2008		1,450,117
2009		1,313,894
2010		1,249,573
2011		1,145,687
Thereafter		9,633,036

Total	Rs.	15,538,835

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
9. Intangible assets, net (continued)
     The intangible assets (net of amortization) as of September 30, 2006 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	317,251	Rs.	29,856		—	Rs.	347,107
Trademarks not subject to amortization		—		5,973,084		—		5,973,084
Product related intangibles		—		14,319,814		—		14,319,814
Beneficial toll manufacturing contract		—		588,118		—		588,118
Core technology rights and licenses		—		132,753		—		132,753
Non-competition arrangements		—		3,434	Rs.	14,906		18,340
Marketing rights		—		82,116		—		82,116
Customer related intangibles including customer contracts		—		13,611		34,982		48,593
Others		—		1,994		—		1,994

	Rs.	317,251	Rs.	21,144,780	Rs.	49,888	Rs.	21,511,919

          The intangible assets (net of amortization) as of March 31, 2006 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	412,346	Rs.	49,504		—	Rs.	461,850
Trademarks not subject to amortization		—		3,970,118		—		3,970,118
Product related intangibles		—		11,681,991		—		11,681,991
Beneficial toll manufacturing contract		—		610,350		—		610,350
Core-technology rights and licenses		—		132,753		—		132,753
Non-competition arrangements		—		6,052		17,812		23,864
Marketing rights		—		85,147		—		85,147
Customer related intangibles including customer contracts		—		24,082		44,352		68,434
Others		—		48		—		48

	Rs.	412,346	Rs.	16,560,045	Rs.	62,164	Rs.	17,034,555

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Property, plant and equipment, net
          Property, plant and equipment consist of the following:

	As of March 31,		As of September 30,
	2006		2006
Land	Rs.	861,951	Rs.	885,788
Buildings		2,470,029		2,811,053
Plant and machinery		7,966,645		8,833,411
Furniture, fixtures and equipment		826,370		874,450
Vehicles		288,162		324,503
Computer equipment		514,935		584,061
Capital work-in-progress		1,135,905		1,770,084

		14,063,997		16,083,350
Accumulated depreciation		(4,977,666)		(5,629,522)

	Rs.	9,086,331	Rs.	10,453,828

          Depreciation expenses for the three months ended September 30, 2005 and 2006 were Rs.279,168 and Rs.358,829 respectively, and for the six months ended September 30, 2005 and 2006 were Rs.553,261 and Rs.701,015 respectively.
11. Inventories
          Inventories consist of the following:

	As of March 31,		As of September 30,
	2005		2006
Raw materials	Rs.	2,002,246	Rs.	3,055,833
Stores and spares		450,658		571,943
Work-in-process		1,421,151		1,738,213
Finished goods		3,020,657		4,532,267

	Rs.	6,894,712	Rs.	9,898,256

          During the six months ended September 30, 2005 and 2006, the Company recorded an inventory write-down of Rs.67,907 and Rs.146,498 respectively, resulting from a decline in the market value of certain finished goods and raw materials. These amounts are included in the cost of goods sold.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans
          Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
          The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors of DRL and its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.
          The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
          The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to re-allocate the stock options to be granted pursuant to Category A and Category B as follows:
Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     After the stock dividend distributed on August 30, 2006 to shareholders of record as of August 29, 2006 of one equity share for each equity share then held, the DRL 2002 Plan provided for stock option grants in two categories as follows:

	Number of options	Number of options
	granted under	granted under
Particulars	Category A	Category B	Total

Options earmarked under original Plan	300,000	1,995,478	2,295,478

Options exercised prior to stock dividend date (A)	94,061	147,793	241,854

Balance shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624

Options arising from stock dividend (C)	205,939	1,847,685	2,053,624

Options earmarked after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

          The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment for the stock dividend described above) for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
     Stock option activity under the DRL 2002 Plan during the three months and six months ended September 30, 2005 was as follows:
Category A – Fair Market Value Options

	Three months ended September 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	419,500	Rs.	362.5-574.5	Rs.	451.15	58
Granted during the period	—		—		—	—
Expired / forfeited during the period	(15,000)		362.5		362.5	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	404,500		362.5-574.5		454.44	54

Exercisable at the end of the period	234,764	Rs.	441.5-574.5	Rs.	474.19	34

Category B – Par Value Options

	Three months ended September 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	1,121,132	Rs.	5	Rs.	5	85
Granted during the period	16,600		5		5	90
Forfeited during the period	(208,476)		5		5	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	929,256	Rs.	5	Rs.	5	83

Exercisable at the end of the period	—		—		—	—

Category A – Fair Market Value Options

	Six months ended September 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	597,900	Rs.	373.5-574.5	Rs.	488.66	50
Granted during the period	65,000		362.5		362.5	90
Expired / forfeited during the period	(78,400)		362.5-574.5		495	—
Surrendered by employees during the period	(180,000)		488.65-531.51		517	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	404,500		362.5-574.5		454.44	54

Exercisable at the end of the period	234,764	Rs.	441.5-574.5	Rs.	474.19	34

Category B – Par Value Options

	Six months ended September 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	759,098	Rs.	5	Rs.	5	84
Granted during the period	433,720		5		5	90
Forfeited during the period	(223,562)		5		5	—
Exercised during the period	(40,000)		5		5	—

Outstanding at the end of the period	929,256	Rs.	5	Rs.	5	83

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
     The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the three months and six months ended September 30, 2005 were Rs.776.50 and Rs.705.88. The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the six months ended September 30, 2005 was Rs.293.42.
     Stock option activity under the DRL 2002 Plan during the three months and six months ended September 30, 2006 was as follows:
Category A – Fair Market Value Options

	Three months ended September 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	224,500	Rs.	362.5-531.51	Rs.	434.88	62
Granted during the period	—		—		—	—
Expired / forfeited during the period	—		—		—	—
Exercised during the period	(27,120)		441.5-531.51		469.63	—

Outstanding at the end of the period	197,380		362.5-531.51		430.10	60

Exercisable at the end of the period	106,630	Rs.	362.5-531.51	Rs.	452.23	43

Category B – Par Value Options

	Three months ended September 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	1,126,530	Rs.	5	Rs.	5	82
Granted during the period	—		—		—	—
Forfeited during the period	(31,354)		5		5	—
Exercised during the period	(83,978)		5		5	—

Outstanding at the end of the period	1,011,198		5		5	81

Exercisable at the end of the period	44,820	Rs.	5	Rs.	5	55

Category A – Fair Market Value Options

	Six months ended September 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	234,500	Rs.	362.5-531.51	Rs.	439.43	64
Granted during the period	—		—		—	—
Expired / forfeited during the period	(10,000)		442.5-574.5		541.5	—
Exercised during the period	(27,120)		441.5-531.51		469.63	—

Outstanding at the end of the period	197,380		362.5-531.51		430.10	60

Exercisable at the end of the period	106,630	Rs.	362.5-531.51	Rs.	452.23	43

Category B – Par Value Options

	Six months ended September 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	729,968	Rs.	5	Rs.	5	81
Granted during the period	416,260		5		5	90
Forfeited during the period	(35,686)		5		5	—
Exercised during the period	(99,344)		5		5	—

Outstanding at the end of the period	1,011,198		5		5	81

Exercisable at the end of the period	44,820	Rs.	5	Rs.	5	55

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
     The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the six months ended September 30, 2005 and 2006 was Rs.352.94 and Rs.574.02 respectively. The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the six months ended September 30, 2005 was Rs.293.42. No options at fair market value were granted during the three months and six ended September 30, 2006.
     Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (“Aurigene ESOP Plan”):
     In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by Aurigene’s Compensation Committee. The options vest at the end of three years from the date of grant of the option.
     Stock option activity under the Aurigene ESOP Plan during the three months and six months ended September 30, 2005 was as follows:

	Three months ended September 30, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	150,199	Rs.	10	Rs.	10	56
Granted during the period	—				—	—
Forfeited during the period	39,697		10		10	—

Outstanding at the end of the period	110,502	Rs.	10	Rs.	10	53

Exercisable at the end of the period	—		—		—	—

	Six months ended September 30, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	197,178	Rs.	10	Rs.	10	59
Granted during the period	—		—		—	—

Forfeited during the period	86,676		10		10	—

Outstanding at the end of the period	110,502	Rs.	10	Rs.	10	53

Exercisable at the end of the period	—		—		—	—
     No options were granted during the three months and six months ended September 30, 2005 under the Aurigene ESOP Plan. Stock option activity under the Aurigene ESOP Plan during the three months and six months ended September 30, 2006 was as follows:

	Three months ended September 30, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	597,083	Rs.	10	Rs.	10	69
Granted during the period	—				—	—
Forfeited during the period	(28,826)		10		10	—

Outstanding at the end of the period	568,257		10		10	62

Exercisable at the end of the period	7,470	Rs.	10	Rs.	10	35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)

	Six months ended September 30, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	528,907	Rs.	10	Rs.	10	67
Granted during the period	135,000		10		10	73

Forfeited during the period	(95,650)		10		10	—

Outstanding at the end of the period	568,257		10		10	62

Exercisable at the end of the period	7,470	Rs.	10	Rs.	10	35
     No options were granted during the three months ended September 30, 2006 under the Aurigene ESOP Plan. The weighted average grant date fair value for options granted under the Aurigene ESOP Plan during the six months ended September 30, 2005 and 2006 was Rs.4.29 and Rs.2.50 per option, respectively.
     Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Management Plan”):
     In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by Aurigene’s compensation committee. The options vest on the date of grant of the options.
     Stock option activity under the Management Plan during the six months ended September 30, 2005 was as follows:

Six months ended September 30, 2005
Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	100,000	Rs.	10	Rs.	10	65
Granted during the period	—		—		—	—

Forfeited during the period	100,000		10		10	—

Outstanding at the end of the period	—		—		—	—

Exercisable at the end of the period	—		—		—	—
     No options were granted during the three months and six months ended September 30, 2005 and 2006 under the Aurigene Management Plan. As of September 30, 2006, there were no outstanding stock options under the Management Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
13. Employee benefit plans
     Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by Indian law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.
     With respect to certain other employees of the Company, the gratuity benefit is provided through annual contribution to separate funds managed by the Life Insurance Corporation of India (the “LIC”) and ICICI Prudential Life Insurance Company Limited (“ICICI Pru”). Under this scheme, the settlement obligation remains with the Company, although the LIC and ICICI Pru administer the funds and determine the contribution premium required to be paid by the Company.
     The components of net periodic benefit cost for the three months and six months ended September 30, 2005 and 2006 is as follows:

	Three months ended				Six months ended
	September 30,				September 30,
	2005		2006		2005		2006
Service cost	Rs.	6,731	Rs.	6,774	Rs.	13,462	Rs.	13,548
Interest cost		3,814		3,972		7,628		7,945
Expected return on plan assets		(2,303)		(4,048)		(4,606)		(8,096)
Amortization of transition obligation / (assets)		156		—		312		—
Recognised net actuarial (gain) / loss		1,804		1,182		3,608		2,363

Net amount recognized	Rs.	10,202	Rs.	7,880	Rs.	20,404	Rs.	15,760

     Pension plan: All of the employees of Falcon are entitled to a pension plan in the form of a Defined Benefit Plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities with regard to the Pension Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Pension Fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of the Company.
     The components of net periodic benefit cost for the three and six months ended September 30, 2006 is as follows:

	Three months		Six months
	ended		ended
	September 30,		September 30,
	2006		2006
Service cost	Rs.	4,381	Rs.	8,586
Interest cost		3,738		7,327
Expected return on plan assets		(3,946)		(7,733)
Unrecognised net transition obligation / (asset)		1,115		2,185
Unrecognised net (gain)/loss		(40)		(79)
Cost price inflation index adjustment		197		386

Net amount recognized	Rs.	5,445	Rs.	10,672

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
14. Commitments and Contingencies
     Capital Commitments: As of March 31, 2006 and September 30, 2006, the Company had committed to spend approximately Rs.744,006 and Rs.1,398,730, respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
     Guarantees: In fiscal 2006, in order to enable the Company’s affiliate Kunshan Rotam Reddy Pharmaceutical Co. Limited (“KRRP”) to secure a credit facility of Rs.32,000 from Citibank, N.A., the Company issued a corporate guarantee amounting to Rs.45,000 in favor of Citibank. The guarantee is required to be renewed every year and the liability of the Company may arise in case of non-payment or non-performance of other obligations of KRRP under its credit facility agreement with Citibank. As of September 30, 2006, the Company does not believe that it is probable that the Company will be required to make payments under the guarantee. Accordingly, no liability has been accrued for a loss related to Company’s obligation under this guarantee arrangement.
     Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company, however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently the Company appealed to the Supreme Court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
     During the fiscal year ended March 31, 2006 the Company received a notice from the Government of India demanding the recovery of the price the Company charged for norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.284,984 including interest thereon. The Company filed a writ petition in the High Court challenging the Government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the Government of India, which amounts to Rs.77,149. The Company deposited this amount with the Government of India on November 14, 2005 while it awaits the outcome of its appeal with the Supreme Court. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that the possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.
     During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, issued a penalty claim of Rs.70,000 against the Company.
     During the fiscal year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor including a penalty of Rs.51,152. The Authorities, through the same notice, issued a penalty claim of Rs.6,500 against the Company. Further, during the fiscal year ended March 31, 2006, the Authorities issued an additional notice on the vendor demanding payment of Rs.33,549. The Company has filed appeals against these notices. On August 31, 2006 and September 30, 2006 the Company attended the hearings conducted by the Customs Excise and Service Tax Appellate Tribunal (the “CESTAT”) on the matter. On October 31, 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demands. On July 20, 2007, the Authorities appealed against the order in the Supreme Court. The Company believes that the ultimate outcome will not have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
14. Commitments and Contingencies (continued)
     In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Aventis Pharmaceuticals’ Allegra® tablets. The Company is currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents that are the subject matter of litigation concerning the Company’s tablets. The Company has obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis’ Allegra®tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, in related litigation the District Court denied Aventis’ motion for a preliminary injunction against Teva Pharmaceuticals Industries Limited and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to Company’s tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, the Company could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.
     In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder (Pharma, LLC) for a cash consideration of Rs.1,072, which was accounted for by the purchase method. The terms of the Stock Redemption Agreement dated March 2000 and Amendment to Stock Purchase Agreement dated March 2002 (collectively, the “Redemption Agreement”) also provide for payment of contingent consideration not exceeding U.S.$14,000 over the ten years following such purchase based on achievement of sales of certain of the Company’s products. Such payments would be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Accordingly, an amount of Rs.338,726 (U.S.$ 7,297) has been paid towards such contingent consideration and recorded as goodwill as a result of achievement of certain of the specified milestones.
     In August 2006, the Company received a letter from Pharma, LLC alleging that sales of certain products were excluded by the Company from its calculation of gross revenue in computing the amount payable to Pharma, LLC. The Company, in its response, has stated that the specified products, being the authorized generic products of the partnering innovator company, are not DRLI’s products and therefore fall within the definition of “excluded products”. Accordingly, the Company has rejected Pharma, LLC’s claim for its share of consideration from sales of these products. Subsequently, in October, 2006, Pharma, LLC instituted an arbitration proceeding under the Redemption Agreement. Should the Company not be able to successfully defend its position, the maximum potential estimated liability towards the claim made by Pharma, LLC could accelerate the payment of contingent consideration, subject to an overall limit of U.S.$14,000 less any contingent consideration payments previously made to Pharma, LLC.
     The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.
     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.
     Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Earning per share
     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended		Six months ended
	September 30,		September 30,
	2005	2006	2005	2006

Basic earnings per equity share – weighted average number of equity shares outstanding	153,065,150	153,478,168	153,071,560	153,445,821
Effect of dilutive equivalent shares-stock options outstanding	156,772	668,922	201,576	639,659

Diluted earnings per equity share – weighted average number of equity shares outstanding	153,221,922	154,147,090	153,273,136	154,085,480

     On account of the equity restructuring described in Note 19, the information pertaining to number of shares, number of options, exercise price and earnings per share has been retroactively changed in the unaudited interim condensed consolidated financial statements and notes to the unaudited interim condensed consolidated financial statements for all periods presented, except for options earmarked under Category B where the exercise price is equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information
a) Segment information
     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations – revenues by therapeutic product category and gross profit;

•	Active pharmaceutical ingredients and intermediates – gross profit, revenues by geography and revenues by key products;

•	Generics – Revenue by geography and gross profit:

•	Critical care and biotechnology – gross profit;

•	Custom pharmaceutical services – gross profit; and

•	Drug discovery – revenues and expenses.
     The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company’s business, depreciation and amortization expenses are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.
     Formulations
     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category and gross profit of the formulations segment is given below:

	Three months				Six months
	ended September 30,				ended September 30,
	2005		2006		2005		2006
Gastrointestinal	Rs.	591,022	Rs.	757,417	Rs.	1,177,949	Rs.	1,541,317
Pain control		470,469		753,382		979,998		1,331,589
Cardiovascular		428,373		479,752		916,612		988,270
Anti-infectives		313,951		380,959		613,461		756,375
Dermatology		123,271		167,257		234,631		294,104
Others		680,632		855,221		1,406,555		1,575,692

Revenues from external customers		2,607,718		3,393,988		5,329,206		6,487,347
Intersegment revenues[1]		6,762		5,385		15,975		13,770
Adjustments[2]		(38,472)		(343,663)		(190,745)		(108,609)

Total revenues		2,576,008		3,055,710		5,154,436		6,392,508

Cost of revenues		805,878		972,853		1,572,933		1,802,981
Intersegment cost of revenues[3]		82,667		94,854		155,108		187,585
Adjustments[2]		(55,356)		(99,030)		(139,163)		(36,351)

		833,189		968,678		1,588,878		1,954,215

Gross profit		1,725,935		2,331,666		3,617,140		4,510,551
Adjustments[2]		16,884		(244,633)		(51,582)		(72,258)

	Rs.	1,742,819	Rs.	2,087,033	Rs.	3,565,558	Rs.	4,438,293

(1)	Intersegment revenues comprises transfers from the formulations segment to the active pharmaceutical ingredients and intermediates segment, and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the formulations segment and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     Active pharmaceutical ingredients and intermediates
     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.
     An analysis of gross profit for this segment is given below.

	Three months				Six months
	ended September 30,				ended September 30,
	2005		2006		2005		2006
Revenues from external customers	Rs.	1,915,747	Rs.	2,538,459	Rs.	3,772,336	Rs.	4,635,749
Intersegment revenues[1]		236,603		521,821		461,571		891,981
Adjustments[2]		(22,098)		(154,417)		(193,918)		(321,095)

Total revenues		2,130,252		2,905,863		4,039,989		5,206,635

Cost of revenues		1,307,982		1,635,091		2,682,227		3,184,830
Intersegment cost of revenues		6,762		5,385		15,975		13,770
Adjustments[2]		134,110		78,504		98,482		207,844

		1,448,854		1,718,980		2,796,684		3,406,444

Gross profit		837,606		1,419,804		1,535,705		2,329,130
Adjustments[2]		(156,208)		(232,921)		(292,400)		(528,939)

	Rs.	681,398	Rs.	1,186,883	Rs.	1,243,305	Rs.	1,800,191

(1)	Intersegment revenues comprises transfers from the active pharmaceuticals and intermediates segment to the formulations, generics and custom pharmaceutical services segments and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.
     An analysis of revenue by geography is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2005		2006		2005		2006
North America	Rs.	489,909	Rs.	437,458	Rs.	825,500	Rs.	857,849
India		564,236		511,613		1,189,773		1,172,410
Europe		337,631		535,597		699,888		974,740
Others		723,829		1,431,236		1,365,170		2,247,353

		2,115,605		2,915,904		4,080,331		5,252,352
Adjustments[1]		14,647		(10,041)		(40,342)		(45,717)

	Rs.	2,130,252	Rs.	2,905,863	Rs.	4,039,989	Rs.	5,206,635

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     An analysis of revenues by key products is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
Sertraline Hydrochloride	Rs.	203,787	Rs.	818,032	Rs.	240,024	Rs.	1,043,111
Ciprofloxacin Hydrochloride		117,081		146,710		369,963		450,035
Ramipril		156,646		231,979		316,678		419,039
Terbinafine HCl		201,580		168,077		352,926		273,266
Ranitidine HCl Form 2		88,446		109,006		157,899		227,160
Naproxen Sodium		92,118		84,762		115,030		226,640
Finasteride		23,437		157,910		42,559		183,964
Naproxen		81,029		77,591		157,626		157,951
Ibuprofen		121,440		78,406		240,371		154,887
Olanzapine		26,018		51,232		47,338		127,170
Losartan Potassium		51,526		58,273		85,554		110,734
Clopidogrel		21,288		50,505		61,646		106,513
Moxifloxacine		5,683		36,460		5,683		88,052
Nizatidine		4,846		47,768		60,416		84,602
Montelukast		60,378		22,526		94,295		81,129
Others		874,949		766,626		1,691,981		1,472,382

	Rs.	2,130,252	Rs.	2,905,863	Rs.	4,039,989	Rs.	5,206,635

     Generics
     Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company’s acquisition of beta Holding GmbH during the year ended March 31, 2006 has been assigned to this segment.
     An analysis of gross profit for the segment is given below.

	Three months ended				Six months ended
	September 30,				September 30,
	2005		2006		2005		2006
Revenues	Rs.	772,855	Rs.	12,112,534	Rs.	1,651,056	Rs.	18,849,720
Less:
Cost of revenues		335,307		7,388,762		665,243		11,293,539
Intersegment cost of revenues [1]		122,080		343,872		240,969		578,282

		457,387		7,732,634		906,212		11,871,821

Gross profit	Rs.	315,468	Rs.	4,379,900	Rs.	744,844	Rs.	6,977,899

(1)     Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     An analysis of revenues by geography is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2005		2006		2005		2006
North America	Rs.	299,411	Rs.	9,082,348	Rs.	606,172	Rs.	13,386,451
Europe		473,444		3,026,197		1,044,729		5,459,078
Others		—		3,989		155		4,191

Total	Rs.	772,855	Rs.	12,112,534	Rs.	1,651,056	Rs.	18,849,720

     Critical care and biotechnology
     Specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of gross profit for the critical care and biotechnology segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2005		2006		2005		2006
Revenues	Rs.	203,067	Rs.	226,933	Rs.	356,465	Rs.	424,970
Cost of revenues		39,101		74,769		113,198		153,952

Gross profit	Rs.	163,966	Rs.	152,164	Rs.	243,267	Rs.	271,018

(1)      Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the critical care and biotechnology segment and are accounted for at cost to the transferring segment.
     Drug discovery
     The Company is involved in drug discovery through the research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2005		2006		2005		2006
Revenues		—	Rs.	37,532		—	Rs.	62,854
Less:
Cost of revenues		—		37,532		—		62,854

Gross profit		—		—		—		—
Research and development expenses	Rs.	181,765	Rs.	185,835	Rs.	364,549	Rs.	356,199

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     Custom pharmaceutical services (“CPS”)
     The custom pharmaceutical services segment markets process development and manufacturing services to customers primarily consisting of innovator pharmaceutical and biotechnology companies across the globe. The Company’s acquisition of Falcon during fiscal 2006 has been assigned to this segment.
     An increase in the revenues of the custom pharmaceutical services business, coupled with the acquisition of Falcon, has resulted in disclosure of CPS as a separate segment. Segment data for the previous periods has been reclassified on a comparable basis. In earlier periods the results of CPS business were grouped under “Others” in segment information.

	Three months ended				Six months ended
	September 30,				September 30,
	2005		2006		2005		2006
Revenues	Rs.	121,589	Rs.	1,668,149	Rs.	189,027	Rs.	3,086,464
Less:
Cost of revenues		28,391		1,096,010		64,815		2,052,126
Intersegment cost of revenues[1]		—		83,095		—		126,115

		28,391		1,179,105		64,815		2,178,241

Gross profit	Rs.	93,198	Rs.	489,044	Rs.	124,212	Rs.	908,223

(1)      Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the custom pharmaceutical services and are accounted for at cost to the transferring segment

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     a) Reconciliation of segment information to entity total

	Three months ended				Three months ended
	September 30, 2005				September 30, 2006
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	2,576,008	Rs.	1,742,819	Rs.	3,055,710	Rs.	2,087,033
Active pharmaceutical ingredients and intermediates		2,130,252		681,398		2,905,863		1,186,883
Generics		772,855		315,468		12,112,534		4,379,900
Critical care and biotechnology		203,067		163,966		226,933		152,164
Drug discovery		—		—		37,532		—
Custom pharmaceutical services		121,589		93,198		1,668,149		489,044
Others		—		—		31,824		(6,751)

	Rs.	5,803,771	Rs.	2,996,849	Rs.	20,038,545		8,288,273

	Six months ended				Six months ended
	September 30, 2005				September 30, 2006
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	5,154,436	Rs.	3,565,558	Rs.	6,392,508	Rs.	4,438,293
Active pharmaceutical ingredients and intermediates		4,039,989		1,243,305		5,206,635		1,800,191
Generics		1,651,056		744,844		18,849,720		6,977,899
Critical care and biotechnology		356,465		243,267		424,970		271,018
Drug discovery		—		—		62,854		—
Custom pharmaceutical services		189,027		124,212		3,086,464		908,223
Others		—		—		64,800		(18,402)

	Rs.	11,390,973	Rs.	5,921,186	Rs.	34,087,951	Rs.	14,377,222

     b) Analysis of revenue by geography
          The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Three months ended				Six months ended
	September 30,				September 30,
	2005		2006		2005		2006
India	Rs.	2,216,108	Rs.	2,429,671	Rs.	4,300,911	Rs.	4,822,185
North America		878,815		10,195,574		1,539,922		15,052,028
Europe		873,221		3,847,981		1,906,108		7,095,011
Russia and other countries of the former Soviet Union		890,668		1,023,984		1,894,651		2,487,991
Others		944,959		2,541,335		1,749,381		4,630,736

	Rs.	5,803,771	Rs.	20,038,545	Rs.	11,390,973	Rs.	34,087,951

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     c) Analysis of property, plant and equipment by geography
          Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of September 30,
	2006		2006
India	Rs.	7,063,595	Rs.	8,134,781
North America		1,511,068		1,722,972
Russia and other countries of the former Soviet Union		30,118		27,996
Europe		468,314		556,526
Others		13,236		11,553

	Rs.	9,086,331	Rs.	10,453,828

17. Profit share arrangements
     In January 2006, the Company entered into an agreement with Merck & Co., Inc., allowing it to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor® respectively), upon the expiration of Merck’s patents covering these products, provided that another company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequent to Company’s entering into this agreement, the patents for both of these products expired and other companies obtained a 180-day exclusivity, thereby allowing the Company to launch the authorized generics products. Accordingly, the Company launched these products in June 2006. Under the agreement, the Company procures the products from Merck at specified rates and sells it to its customers. Further, as per the terms of the agreement, the Company pays Merck an additional profit share computed based on a pre determined formula. During the three months and six months ended September 30, 2006 the Company recorded revenues of Rs.7,801 million and Rs.11,161 million, respectively, from sales of finasteride and simvastatin.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
18. Stock Dividend
          On July 28, 2006 the shareholders of the Company approved a one-for-one stock dividend on the equity shares of the Company. Consequently, the authorized share capital of the Company was increased from Rs.500,000 as of March 31, 2006 to Rs.1,000,000 effective July 28, 2006. The stock dividend had the effect of a stock split with one additional share being issued for every share held. The additional shares of common stock were distributed on August 30, 2006 to shareholders on record as of August 29, 2006.
          The information pertaining to number of shares, number of options, exercise price and earnings per share has been retroactively changed in the accompanying unaudited interim condensed consolidated financial statements and notes to the unaudited interim condensed consolidated financial statements for all periods presented, except for options earmarked under Category B where the exercise price is equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
19. Subsequent events
     Write-down of Trigenesis intangibles
     In 2004, the Company through the acquisition of Trigenesis Therapeutics Inc. (“Trigenesis”) acquired certain technology platforms and marketing rights for a total consideration of Rs.496,715 (U.S.$11,000) which was accounted for as a purchase of intangible assets. During the quarter ended March 31, 2007, the Company completed a detailed review of its business opportunities against each of the core technology rights, licenses and marketing rights it acquired in connection with the acquisition of Trigenesis. As a result of this review, the Company determined that further commercialization of the intangible assets may not be economically viable because of further regulatory and approval process requirements and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of the intangible assets as of March 31, 2007 was written down to Rs.0, by recording an amount of Rs.213,518 as expense. This write-down relates to the Company’s specialty business (included in the Generics segment).
     Change in estimated useful life of beneficial toll manufacturing contract intangible
     The Company’s German operations primarily sourced its products from Salutas GmbH (“Salutas”) under the then existing long term contract. The contract gave a benefit by way of a longer commitment period to supply at a favorable purchase price. Accordingly, at the time of betapharm’s purchase price allocation, this was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm canceling its future commitments to supply. betapharm renegotiated its terms and prices with Salutas, which resulted in a reduction in the overall committed supply periods from 58 months to 24 months and increased procurement prices. Based on this amendment in January 2007, the Company revised its estimated useful life of the intangible asset and accordingly is amortizing the balance unamortized amount as on the date of such amendment over the remaining useful life.
     Subsequent to the year ended March 31, 2007, betapharm and Salutas agreed to the firm purchase quantities, which resulted in a loss on firm purchase commitment on certain products amounting to Rs.268,227. This loss was recorded in the quarter ended June 30, 2007.
     Write-down of intangible assets acquired in betapharm
     During the quarter ended March 31, 2007, triggered by the above contract amendment with Salutas resulting in supply constraints in the short term period and increased procurement prices and certain market events including continuing decreases in market price and increased competitive intensity, the Company tested carrying value of betapharm intangibles for impairment. The carrying value of these intangibles included certain product related intangibles and the ‘beta’ brand. The Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, in the German generic market under the ‘beta’ brand. The ‘beta’ brand was fair valued at the time of acquisition applying the “relief from royalty” method. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs.1,556,703 and adjusted the carrying value of ‘beta’ brand and certain product related intangibles as of March 31, 2007. The above write-down relates to the Company’s Generics segment.

OPERATING AND FINANCIAL REVIEW
Three months ended September 30, 2006 compared to three months ended September 30, 2005
          The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes.
          This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
          The selected unaudited consolidated financial data presented below for the three months ended September 30, 2006 reflects the acquisition of Falcon and betapharm and therefore the results for three months ended September 30, 2006 are not comparable to the results for the three months ended September 30, 2005.
          The following table sets forth, for the periods indicated, our consolidated revenues, cost of revenues and gross profits by segment:

	Three months ended September 30, 2005						Three months ended September 30, 2006
			Cost of		Gross				Cost of
	Revenues		revenues		profit		Revenues		revenues		Gross profit
	Rs. In Millions						Rs. In Millions
Formulations	Rs.	2,576.0	Rs.	833.2	Rs.	1,742.8	Rs.	3,055.7	Rs.	968.7	Rs.	2,087.0
Active pharmaceutical ingredients and intermediates		2,130.3		1,448.9		681.4		2,905.9		1,719.0		1,186.9
Generics		772.9		457.4		315.5		12,112.5		7,732.6		4,379.9
Critical care and biotechnology		203.1		39.1		164.0		227.0		74.7		152.3
Drug discovery		—		—		—		37.5		37.5		—
Custom pharmaceutical services		121.5		28.4		93.1		1,668.1		1,179.1		489.0
Others		—		—		—		31.8		38.6		(6.8)

Total	Rs.	5,803.8	Rs.	2,807.0	Rs.	2,996.8	Rs.	20,038.5	Rs.	11,750.2	Rs.	8,288.3

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year. Cost of revenues and gross profit by segment are shown as a percentage of that segment’s revenues.

			Percentage
	Percentage of Sales		Increase/
	Three months ended September 30,		(Decrease)
	2005	2006	2005 to 2006
Revenues by segment:
Formulations	44.4	15.3	18.6
Active pharmaceutical ingredients and intermediates	36.7	14.5	36.4
Generics	13.3	60.4	1,467.2
Critical care and biotechnology	3.5	1.1	11.8
Drug discovery	—	0.2	—
Custom pharmaceutical services	2.1	8.3	1,272.9
Other	—	0.2	—
Total revenues	100.0	100.0	245.3
Cost of revenues by segment:
Formulations	32.3	31.7	16.3
Active pharmaceutical ingredients and intermediates	68.0	59.2	18.6
Generics	59.2	63.8	1,590.6
Critical care and Biotechnology	19.3	32.9	91.3
Drug discovery	—	100.0	—
Custom pharmaceutical services	23.4	70.7	4,051.8
Other	—	121.4	—
Total cost of revenues	48.4	58.6	318.6
Gross profit by segment:
Formulations	67.7	68.3	19.8
Active pharmaceutical ingredients and intermediates	32.0	40.8	74.2
Generics	40.8	36.2	1,288.2
Critical care and biotechnology	80.7	67.1	(7.1)
Drug discovery	—	—	—
Custom pharmaceutical services	76.6	29.3	425.2
Other	—	(21.4)	—
Total gross profit	51.6	41.4	176.6
Operating expenses:
Selling, general and administrative expenses	30.4	18.3	107.6
Research and development expenses	7.6	2.0	(9.5)
Amortization expenses	1.3	2.0	426.7
Foreign exchange (gain)/loss	0.2	(0.3)	(521.5)
Other operating expense/(income)	0.4	(0.0)	—
Total operating expenses	40.0	22.0	90.0
Operating income	11.6	19.3	475.3
Equity in loss of affiliates	(0.3)	(0.1)	35.4
Other (expense)/income, net	3.3	(1.6)	(268)
Income before income taxes and minority interest	14.6	17.6	316.0
Income tax benefit/(expenses)	0.7	(3.7)	(1,966.1)
Minority interest	0.0	0.0	—
Net income	15.3	14.0	214.5

Revenues
     Total revenues increased by 245.3% to Rs.20,038.5 million in the three months ended September 30, 2006, as compared to Rs.5,803.8 million in the three months ended September 30, 2005, primarily due to revenues from sales of authorized generics and revenues from Falcon and betapharm, as well as an increase in revenues across our business segments. In the three months ended September 30, 2006, we received 50.9% of our revenues from North America (United States and Canada), 12.1% from India, 5.1% from Russia and other former Soviet Union countries, 19.2% from Europe and 12.7% from other countries.
     Revenues from North America increased by 1,060.2% to Rs.10,195.6 million in the three months ended September 30, 2006, as compared to Rs.878.8 million in the three months ended September 30, 2005. This was due to an increase in revenues in our generics and custom pharmaceutical services (“CPS”) segments, partially offset by a decrease in revenues from our active pharmaceutical ingredients and intermediates (“API”) segment. Revenues from Russia and other former Soviet Union countries increased by 15.0% to Rs.1,023.9 million in the three months ended September 30, 2006, as compared to Rs.890.7 million in the three months ended September 30, 2005. This increase was primarily due to an increase in revenues from Russia, Ukraine, Belarus and Uzbekistan, partially offset by a decrease in revenues from Kazakhstan. Revenues from Europe increased by 340.7% to Rs.3,848.0 million in the three months ended September 30, 2006, as compared to Rs.873.2 million in the three months ended September 30, 2005. This increase was primarily as a result of an increase in revenues of our API segment, as well as revenues contributed by betapharm (acquired in March 2006). Revenues from India increased by 9.7% to Rs.2,429.7 million in the three months ended September 30, 2006, as compared to Rs.2,216.1 million in the three months ended September 30, 2005. This increase was primarily due to an increase in revenues of our formulations segment, partially offset by a decrease in revenues of our API segment
     Formulations. In the three months ended September 30, 2006, we received 15.2% of our total revenues from the formulations segment, as compared to 44.4% in the three months ended September 30, 2005. Revenues in this segment increased by 18.6% to Rs.3,055.7 million in the three months ended September 30, 2006, as compared to Rs.2,576.0 million in the three months ended September 30, 2005.
     Revenues from sales of formulations in India constituted 57.0% of our total formulations revenues in the three months ended September 30, 2006, as compared to 58.5% in the three months ended September 30, 2005. Revenues from sales of formulations in India increased by 15.6% to Rs.1,743.2 million in the three months ended September 30, 2006, as compared to Rs.1,507.5 million in the three months ended September 30, 2005. The increase in revenues was on account of an increase in sales volumes of our key brands such as Nise, our brand of nimesulide, Reclimet, our brand of gliclazide and metformin, and Omez, our brand of omeprazole. New products launched in India in the nine months ended September 30, 2006 accounted for Rs.62.9 million of revenues.
     Revenues from sales of formulations outside India increased by 22.8% to Rs.1,312.5 million in the three months ended September 30, 2006, as compared to Rs.1,068.6 million in the three months ended September 30, 2005. Revenues from sales of formulations in Russia increased by 18.0% to Rs.759.3 million in the three months ended September 30, 2006, as compared to Rs.643.7 million in the three months ended September 30, 2005. This increase was on account of higher sales volumes of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac, and Cetrine, our brand of cetrizine. Revenues from sales of formulations in other former Soviet Union countries increased by 11.4% to Rs.225.6 million for the three months ended September 30, 2006 as compared to Rs.202.6 million for the three months ended September 30, 2005, primarily driven by an increase in revenues from sales of formulations in Ukraine, Belarus and Uzbekistan, partially offset by a decrease in revenues from sales of formulations in Kazakhstan.
     Active Pharmaceutical Ingredients and Intermediates. In the three months ended September 30, 2006, we received 14.5% of our total revenues from the API segment, as compared to 36.7% in the three months ended September 30, 2005. Revenues in this segment increased by 36.4% to Rs.2,905.9 million in the three months ended September 30, 2006, as compared to Rs.2,130.2 million in the three months ended September 30, 2005.
     During the three months ended September 30, 2006, revenues from sales of API in India accounted for 17.3% of our revenues from this segment, as compared to 27.2% in the three months ended September 30, 2005. Revenues from sales of API in India decreased by 13.4% to Rs.501.6 million in the three months ended September 30, 2006, as compared to Rs.578.9 million in the three months ended September 30, 2005. This decrease was primarily due to a decrease in sales volumes of certain key products such as norfloxacin, atorvastatin, ofloxacine and levofloxacin.Revenues from sales of API outside India increased by 55.0% to Rs.2,404.3 million in the three months ended September 30, 2006, as compared to Rs.1,551.4 million in the three months ended September 30, 2005. Revenues from sales of API in other markets increased by 97.7% to Rs.1,431.3 million in the three months ended September 30, 2006, as compared to Rs.723.9 million in the three months ended September 30, 2005, primarily due to an increase in revenues from Israel and South Korea. Revenues from Europe increased by 58.6% to Rs.535.6 million in the three months ended September 30, 2006, as compared to Rs.337.6 million in the three months ended September 30, 2005. The increase in revenues was mainly on account of higher sales volumes of sertraline hydrochloride and ramipril partially offset by a decrease in sales volumes of terbinafine

HCl. Revenues from the United States and Canada decreased by 10.7% to Rs.437.5 million in the three months ended September 30, 2006, as compared to Rs.489.9 million in the three months ended September 30, 2005. The decrease was mainly on account of a decrease in sales volumes of sertraline hydrochloride, doxazosin mesylate and ibuprofen partially offset by an increase in sales volumes of finasteride and naproxen.
     Generics. In the three months ended September 30, 2006, we received 60.4% of our total revenues from the Generics segment, as compared to 13.3% in the three months ended September 30, 2005. Revenues in this segment increased by 1,467.2% to Rs.12,112.5 million in the three months ended September 30, 2006, as compared to Rs.772.9 million in the three months ended September 30, 2005. Revenues from sales of generic products in North America increased by 2,933.4% to Rs.9,082.3 million in the three months ended September 30, 2006, as compared to Rs.299.4 million in the three months ended September 30, 2005. The increase was primarily due to revenues from simvastatin and finastride, launched as authorized generic versions of Merck’s Zocor® and Proscar® respectively in June 2006, of Rs.7,808.0 million, as well as revenues from fexofenadine, launched in April 2006, of Rs.806.7 million. Excluding revenues from authorized generics (finasteride and simvastatin) and fexofenadine, revenues from sales of generic products increased by 56.2% to Rs.467.6 million.
     Revenues from sales of generic products in Europe increased by 539.2% to Rs.3,026.2 million in the three months ended September 30, 2006, as compared to Rs.473.4 million in the three months ended September 30, 2005. Revenues on account of the acquisition of betapharm and sales of products acquired from Litiphar in Spain together contributed Rs.2,571.4 million. In the United Kingdom, there was a decline in the prices of some of our key generics products, amlodipine and omeprazole. As a result, our U.K. generics revenues declined to Rs.454.8 million in the three months ended September 30, 2006 from Rs.473.4 million in in the three months ended September 30, 2005.
     Critical Care and Biotechnology. In the three months ended September 30, 2006, we received 1.1% of our total revenues from the Critical Care and Biotechnology segment as compared to 3.5% in the three months ended September 30, 2005. Revenues in this segment increased by 11.8% to Rs.227.0 million in the three months ended September 30, 2006, as compared to Rs.203.1 million in the three months ended September 30, 2005.
     Revenues in this segment increased primarily due to an increase in revenues from our critical care division by Rs.4.7 million and from our biotechnology division by Rs.19.1 million. The increase in revenues from our biotechnology division was driven by volume growth of Grastim, our brand of filgrastim.
     Custom Pharmaceutical Services (“CPS”): Revenues from our CPS segment increased to Rs.1,668.1 million in the three months ended September 30, 2006 from Rs.121.5 million in the three months ended September 30, 2005. Revenues on account of the Falcon acquisition were Rs.1,429.2 million in the three months ended September 30, 2005. Excluding revenues from Falcon, revenues increased to Rs.238.9 million in the three months ended September 30, 2006 from Rs.121.5 million in the three months ended September 30, 2005. This growth was driven by growth in the customer base and product portfolio in this segment.
Cost of revenues
     Total cost of revenues increased by 318.6% to Rs.11,750.2 million in the three months ended September 30, 2006, as compared to Rs.2,807.0 million for the three months ended September 30, 2006. Total cost of revenues as a percentage of total revenues was 58.6% for the three months ended September 30, 2006, as compared to 48.4% for the three months ended September 30, 2005.
     Formulations. Cost of revenues in this segment was 31.7% of formulations revenues for the three months ended September 30, 2006, as compared to 32.3% of this segment’s revenues for the three months ended September 30, 2005. The marginal decrease in cost of revenues as a percentage of revenues was mainly due to an increase in the proportion of sales outside India, which generally have higher prices and higher margins as compared to sales within India. Cost of revenues increased by 16.3% to Rs.968.7 million in the three months ended September 30, 2006, as compared to Rs.833.2 million in the three months ended September 30, 2005 in line with increase in revenues.
     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment decreased to 59.2% of this segment’s revenues in the three months ended September 30, 2006, as compared to 68.0% of this segment’s revenues in the three months ended September 30, 2005. The decrease was primarily due to an increase in the proportion of sales outside India, which generally have higher prices and higher margins as compared to sales within India. Cost of revenues increased by 18.6% to Rs.1,719.0 million in the three months ended September 30, 2006, as compared to Rs.1,448.9 million in the three months ended September 30, 2005.
     Generics. Cost of revenues was 63.8% of this segment’s revenues in the three months ended September 30, 2006, as compared to 59.2% in the three months ended September 30, 2005. The increase in cost of revenues as a percentage of revenues was due to revenues from authorized generics, which contributed 64.5% to this segment revenues and earn gross margins significantly below average gross margin of this segment, as well as a decline in prices of omeprazole and amlopidine maleate in the United Kingdom. Cost of revenues increased by 1590.6% to Rs.7,732.6 million in the three months ended September 30, 2006, as compared to Rs.457.4 million in the three months ended September 30, 2005 in line with increase in revenues.
     Custom Pharmaceutical Services (“CPS”): Cost of revenues in this segment was 70.7% of this segment’s revenues in the three months ended September 30, 2006, as compared to 23.4% in the three months ended September 30, 2005. Cost of revenues in this segment increased by 4,051.8% to Rs.1,179.1 million in the three months ended September 30, 2006, as compared to Rs.28.4 million in the three months ended September 30, 2005. This increase was primarly on account of our acquisition of Falcon and the resulting inclusion of its cost of revenues within this segment.
Gross profit
     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 176.6% to Rs.8,288.3 million for the three months ended September 30, 2006 from Rs.2,996.8 million during the three months ended September 30, 2005. Excluding gross profit from betapharm and Falcon, gross profit increased by 113.7% to Rs.6,402.2 million for the three months ended September 30, 2006 as compared to Rs. 2,996.8 for the three months ended September 30, 2005. Gross profit, including acquisitions, was 41.4% in the three months ended September 30, 2006, as compared to 51.6% in the three months ended September 30, 2005.
     Gross margin for our formulations segment was at 68.3% in the three months ended September 30, 2006, as compared to 67.7% in the three months ended September 30, 2005. The gross margin for our active pharmaceutical ingredients segment increased to 40.8% in the three months ended September 30, 2006, as compared to 32.0% in the three months ended September 30, 2005. The gross margin for our generics segment decreased to 36.2% in the three months ended September 30, 2006, as compared to 40.8% in the three months ended September 30, 2005. The gross margin for our Custom Pharmaceutical Services segment decreased to 29.3% in the three months ended September 30, 2006, as compared to 76.6% in the three months ended September 30, 2005.
Selling, general and administrative expenses
     Selling, general and administrative expenses as a percentage of total revenues were 18.3% for the three months ended September 30, 2006 as compared to 30.4% for the three months ended September 30, 2005. Selling, general and administrative expenses increased by 107.6% to Rs.3,667.5 million in the three months ended September 30, 2006, as compared to Rs.1,766.7 million in the three months ended September 30, 2005. Selling, general and administrative expenses related to betapharm and Falcon accounted for Rs.1,030.4 million of these expenses, and Excluding expenses related to betapharm and Falcon, selling, general and administrative expenses have increased by 48.6% to Rs.2,626.2 million. This increase was largely due to an increase in marketing expenses and employee costs. Marketing expenses increased by 34.6% to Rs.960.5 million for the three months ended September 30, 2006, from Rs.713.6 million for the three months ended September 30, 2005. This increase in marketing expenses was primarily due to an increase in shipping costs in our generics and formulations segments on account of higher sale volumes, as well as an increase in selling expenses in our formulations segment due to higher marketing activity. Employee expenses increased by 65.0% to Rs.867.2 million for the three months ended September 30, 2006 from Rs.525.6 million for the three months ended September 30, 2005. This increase in employee expenses was primarily due to an increase in the total number of our employees, as well as annual salary increases and bonuses and market corrections.
Research and development expenses
     Research and development costs decreased by 9.5% to Rs.401.5 million for three months ended September 30,2006, as compared to Rs.443.5 million for the three months ended September 30,2005. As a percentage of revenues, research and development expenditures accounted for 2.0% of our total revenue in the three months ended September 30, 2006 as compared to 7.6% in the three months ended September 30, 2005. Under the terms of our research and development partnership agreement with I-VEN Pharma Capital Limited (“I-VEN”), we received Rs.985.4 million in March 2005 to be applied to research and development costs in our generics segment, of which Rs.218.5 million was recognized as a reduction in research and development expense in the three months ended September 30, 2006, as compared to Rs.155.3 million recognized in the three months ended September 30, 2005. Furthermore, in the three months ended September 30, 2006, our research and development expenses in our drug discovery segment were lower on account of the reimbursement from Perlecan Pharma Private Limited (“Perlecan”) of expenses incurred by us in the development of New Chemical Entities (“NCEs”) assigned to Perlecan under the terms of our research and development arrangement entered into during fiscal 2006. Excluding the effect of the above arrangements with I-VEN and Perlecan, expenses increased primarily on account of an increase in product development studies in our formulations segment as well as an increase in clinical trials expenses in our discovery segment.

Amortization expenses
     Amortization expenses increased by 426.7% to Rs.402.4 million in the three months ended September 30, 2006, as compared to Rs.76.4 million in the three months ended September 30, 2005. This increase includes amortization expenses of Rs.323.9 million relating to the intangibles acquired in the betapharm and Falcon acquisitions.
Foreign exchange gain/loss
     Foreign exchange gain was Rs.54.8 million for the three months ended September 30, 2006, as compared to a loss of Rs.13.0 million for the three months ended September 30, 2005. This gain was on account of realization of currency translation gain, as well as mark to market gain, on our outstanding derivative contracts as of September 30, 2006. The rupee appreciated by Rs.0.115 during the three months ended September 30, 2006 as compared to depreciation by Rs.0.505 in the three months ended September 30, 2005.
Other operating income/expense, net
     Other operating income was at Rs.1.8 million for the three months ended September 30, 2006 as compared to a loss of Rs.23.9 million for the three months ended September 30, 2005.
Operating income
     As a result of the foregoing, our operating income increased to Rs.3,873.4 million in the three months ended September 30, 2006, as compared to Rs.673.3 million in the three months ended September 30, 2005.
Other expense/income, net
     For the three months ended September 30, 2006 our other expense, net of other income, was Rs.321.3 million, as compared to other income, net of other expense, of Rs.191.2 million for the three months ended September 30, 2005. This is primarily due to net interest expenses of Rs.369.2 million in the three months ended September 30, 2006 as compared to net interest income of Rs.140.3 million in three months ended September 30, 2005. The increase in net interest expense is primarily due to higher packing credit (i.e., financing of purchase, processing, manufacturing or packing of goods prior to shipment) and bank overdraft as well as a decrease in our investments in bank fixed deposits.
Equity in loss of affiliates
     Equity in loss of affiliates was Rs.21.4 million for the three months ended September 30, 2006, as compared to Rs.15.8 million for the three months ended September 30, 2005. The increase in loss was on account of losses at Perlecan of Rs.21.3 million, which were partially offset by a decrease in losses from Kunshan Rotam Reddy Pharmaceutical Co. Limited (“KRRP”) from Rs. 15.8 million in the three months ended September 30, 2005 to Rs. 0.1 million in the three months ended September 30, 2006. Both Perlecan and KRRP are accounted for under the equity investee method.
Income before income taxes and minority interest
     As a result of the foregoing, income before income taxes and minority interest increased to Rs.3,530.8 million in the three months ended September 30, 2006, as compared to Rs.848.7 million in the three months ended September 30, 2005.
Income tax benefit/expense
     There was income tax expense of Rs.737.1 million for the three months ended September 30, 2006, as compared to a benefit of Rs.39.5 million for the three months ended September 30, 2005. This expense was on account of higher taxable profits as compared to the previous year.
Minority interest
     Minority interest was an expense of Rs.4.0 million in the three months ended September 30, 2006, as compared to an expense of Rs.1.4 million in the three months ended September 30, 2005. Minority interest represents our minority share in the profits of Dr. Reddy’s Laboratories (Proprietary) Limited, our subsidiary in South Africa

Net income
As a result of the above, our net income increased to Rs.2,797.7 million in the three months ended September 30, 2006, as compared to Rs.889.6 million in the three months ended September 30, 2005.
Critical Accounting Policies
          Critical accounting policies are those most important to the portrayal of our financial condition and results and that require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements.
     Accounting estimates
          While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:
•	the useful life of property, plant and equipment and intangible assets;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for doubtful accounts receivable;

•	inventory write-downs;

•	allowances for sales returns; and

•	valuation allowance against deferred tax assets.
          We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease term as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.
          In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.
          We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.
          We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.

     Revenue recognition
     Product sales
          Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.
          Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customer, generally upon shipment of products.
          Revenue from product sales includes excise duties and is shown net of sales tax and applicable discounts and allowances.
          Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by us when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
          Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our consolidated subsidiaries.
          We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to our marketing partners as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are then met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.
          We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which we complete our remaining performance obligations.
          Sales of generic products are recognized as revenue when the products are shipped and title and risk of loss passes on to the customers. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales. Such provisions are estimated based on average chargeback rates actually claimed over a period of time and average inventory holding by the wholesaler. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is sold to customers and the price at which it is procured from us.
          We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned.
          We deal in various products and operate in various markets and our estimate is determined primarily by our experience in these markets for the products. For returns of established products, we determine an estimate of the sales returns accrual primarily based on our historical experience regarding sales returns. Additionally other factors that we consider in our estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products to the extent each of them has an impact on our business and markets. We consider all of these factors and adjust the accrual to reflect actual experience.
          In respect of certain markets, we consider the level of inventory in the distribution channel and determine whether an adjustment to our sales return accrual is appropriate. For example, if the level of inventory in the distribution channel increases, we analyze the reasons for the increase and if the reasons indicate that sales returns will be larger than expected, we adjust the sales returns accrual. Further, the products and markets in which we operate have a rapid distribution cycle and therefore products are sold to the ultimate customer within a very short period of time. As a result, the impact of changes in levels of inventory in the distribution channel historically has not caused any material changes in our return estimates. Further, we have not had any significant product recalls / discontinuances within our product portfolio, which could potentially require us to make material changes to our estimates.
          With respect to new products that we introduce, they are either extensions of an existing line of products or in a general therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by us or our competitors. We have not yet introduced products in any new therapeutic category where the acceptance of such products is not known. The amount of sales returns for our newly launched products are not significantly different from current products marketed by us, nor are they significantly different from the sales returns of our competitors as we understand them to be based on industry publications and discussions with our customers. Accordingly, we do not expect sales returns for new products to be significantly different than expected sales returns of current products. We evaluate the sales returns of all of the products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary.
     License fees
          Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event, the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.
     Service income
          Income from services is recognized based on the services provided by the Company in accordance with the terms of the contract, as all the conditions under SAB 104 are met.
     Stock Based Compensation
          We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended September 30,		Six months ended September 30,
	2005	2006	2005	2006

Dividend yield	0.7%	0.7%	0.7%	0.4%
Expected life	12-78 months	12-78 months	12-78 months	12-78 months
Risk free interest rates	4.5 - 7.1%	4.5 - 7.1%	4.5 - 7.1%	4.5 - 7.5%
Volatility	23.4 - 50.7%	23.4 - 50.7%	23.4 - 50.7%	23.4 - 50.7%
          Prior to April 1, 2006, we accounted for our stock-based compensation plans under SFAS 123. On April 1, 2006, we adopted SFAS No. 123R (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
     SFAS.No. 123(R) requires that an estimate of forfeitures be made when the awards are granted. While adopting SFAS 123(R), we estimated the forfeiture of the outstanding unvested stock options as of April 1, 2006 and have recognized a gain on account of cumulative effect adjustments for estimating forfeitures rather than actual forfeitures for Rs.14,806. For the six months ended

September 30, 2005 and 2006, an amount of Rs.72,797 and Rs.84,058 respectively, has been recorded as total employee stock based compensation expense.
     Deferred Taxes
          Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is uncertain.
     Functional Currency
          Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.
          In respect of our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as the Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.
          The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.
          In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which the subsidiary operates.
     Income Taxes
          As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.
          We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.
     Litigation
          We are involved in various patent challenges, product liability, commercial litigation and claims, investigations and other legal proceedings that arise from time to time in the ordinary course of our business. We assess in consultation with our counsel, the need to accrue a liability for such contingencies and record a reserve when we determine that a loss related to a matter is both probable and reasonably estimable. Because litigation and other contingencies are inherently unpredictable, our assessment can involve judgments about future events.

Liquidity and Capital Resources
          We have primarily financed our operations through cash flows generated from operations and short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
          As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
          The following table summarizes our statements of cash flows for the periods presented:

	Six months ended September 30,
	2005		2006		2006
	(Rs.in millions , U.S.$in thousands)
Net cash provided by/(used in):

Operating activities	Rs.	655.9	Rs.	2780.7	U.S.$	60,517
Investing activities		(200.0)		(594.3)		(12,934)
Financing activities		830.1		(795.0)		(17,301)
Effect of exchange rate changes on cash		(11.6)		(228.5)		(4,973)
Net increase/(decrease) in cash and cash equivalents	Rs.	1,274.4	Rs.	1,162.9	U.S.$	25,308

          The overall decrease in cash during the six months ended September 30, 2006, as compared to the six months ended September 30, 2005, was on account of increases in accounts receivable by Rs.4,827.4 million and inventories by Rs.2,893 million, which were offset by an increase in accounts payable by Rs.5,666.1 million. The foregoing increases were primaily due to growth in our operations in North America resulting from the launches of key products such as simvastatin, finasteride and fexofenadine. Such increases were also attributable to the operations of our betapharm and Falcon businesses, both of which were acquired subsequent to September 30, 2005.
     Cash Flow From Operating Activities
          Net cash provided by operating activities was Rs.2,780.7 million for the six months ended September 30, 2006 as compared to Rs.655.9 million for the six months ended September 30, 2005 The significant increase in net cash was primarily attributable to the increases in our overall revenues and profits, as described above. Our net income increased to Rs.4,195.3 million for the six months ended September 30, 2006, as compared to Rs.1,236.9 for six months ended September 30, 2005.
     Cash Flow From Investing Activities
          Net cash used in investing activities was Rs.594.3 million for the six months ended September 30, 2006, as compared to Rs.200 million for the six months ended September 30, 2005. This was primarily on account of additional expenditures of Rs.1,907.1 million on property, plant and equipment, and of Rs.230.4 million on intangible assets. These outflows have been partially offset by the effects of a withdrawal of restrictions on use of Rs.1,575.5 million in cash deposits which had been pledged with banks.

     Cash Flows From Financing Activities
          Net cash used by financing activities for the six months ended September 30, 2006 was Rs.795 million, due to repayment of short-term borrowings from banks amounting to Rs 366 million and payment of Rs 437.5 million towards payment of dividend.
          The following table provides a list of our principal debts outstanding as of September 30, 2006:

Debt	Principal Amount				Interest Rate
	(Rs.in millions, U.S.$in thousands )
Short-term borrowings from banks (for working capital)	Rs.	8,817.9	U.S.$	191,903	LIBOR + 50 to 65bps for foreign currency denominated loans and 10.25% for rupee denominated loans
Long term loan		23,542.6		512,354	Euribor + 150 Bps
Total	Rs.	32,360.5	U.S.$	704,257
Trend information
          Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) in its November 2006 Moving Annual Total (“MAT”) report, our sales of formulations in India had a growth rate of 18.6%, as compared to the industry growth rate of 18.4% in India. According to the Center for Marketing and Advertising Research Consultancy (“CMARC”) report for the period July to October 2006, which measures doctors’ prescriptions, we were the fastest growing company among the top 10 companies in terms of sales of formulations in India. According to the ORG IMS in its November 2006 MAT report, our industry ranking for sales of formulations in India improved to 9th in November 2006 as compared to 12th in August 2006. We launched 18 new products (including line extensions) in India during the current fiscal year. In line with the historical sales trend in India, the sales performance is expected to be better in the first half of fiscal 2007 than in the second half of fiscal 2007. We expect to grow in line with the pharmaceutical industry growth rate in India.
     We expect that the Indian Ministry of Chemicals and Fertilizers, in order to control the prices of drugs in India, will implement a ceiling on sales margins for drugs not previously subject to price control. Under the current proposal:
•	for drugs sold under generic names for more than Rs.3 per tablet, the wholesalers’ margin cannot exceed 35% of the manufacturers’ selling price and the retailers’ margin cannot exceed 15% of the manufacturers’ selling price;

•	for drugs sold under brand names more than Rs.3 per tablet, the wholesalers’ margin cannot exceed 10% of the manufacturers’ selling price and the retailers’ margin cannot exceed 20% of the manufacturers’ selling price; and

•	drugs priced at Rs.3 per tablet or less would be exempt from price controls.
     A committee consisting of pharmaceutical industry representatives and Indian Ministry of Chemicals and Fertilizers representatives has been formed to consider the implementation of these sales margin controls as well as other cost containment proposals, including a public-private partnership to help families living below the poverty line and concessional pricing for government procurement. The committee is also ascertaining whether the pharmaceutical industry is prepared to implement voluntary price cuts. The committee is expected to examine whether the existing cost-based price control with respect to 74 bulk drug ingredients and formulations containing them can be extended to other medicines in the National List of Essential Medicines or if any alternative scheme, such as a ceiling price based on existing prices, can be implemented.
     The competitive environment in the emerging markets outside of India is changing, with most countries moving towards recognizing product patents. This has the effect of reducing the window of opportunity for new product launches. In order to compete effectively in such a challenging environment, we are focusing on both our key therapeutic categories on a global basis and niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. Among our international markets, Russia is our single largest market. In fiscal 2006, the Russian pharmaceutical market grew by 30% driven by a strong economy and introduction of the Dopolnitelnoye lekarstvennoye obespechenoye (“DLO”) program, pursuant to which the Russian government purchases drugs for free distribution to low income individuals. During the first nine months of fiscal 2007, we launched several new products in Russia through a combination of owned as well as in-licensed products. New product launches combined with the growth in our key brands has driven growth in this market in the first nine months of fiscal 2007. Recently, the Russian government announced changes to the DLO program. We do not anticipate any material negative impact on our sales operations in Russia, due to the fact that we have a significantly lower proportion of sales from the DLO program compared to our competitors. In line with the historical sales trend in Russia, the sales performance is expected to be better in the first half of fiscal 2007 than in the second half of fiscal 2007. We are also focusing on driving growth in other countries in the former Soviet Union, South Africa and China.
     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on increasing our level of customer engagement in key markets globally to market additional products from our product portfolio to key customers. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. As of December 31, 2006, we had a pipeline of 101 drug master filings (“DMFs”) in the United States. With patent expiries in several markets in the next few years, we intend to promote growth in fiscal 2007 and beyond by leveraging our portfolio of markets and products. During the nine months ended December 31, 2006, our sales growth and gross profit margins have been positively impacted due to an increase in sales of high margin products, particularly benefiting from the launch of commercial sales of sertraline in the United States. The success of our API products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
     Generics. In this segment, we are focused on the regulated markets of North America (the United States and Canada) and Europe. In the United States, our key product launches commenced or anticipated for fiscal 2007 include fexofenadine, the generic version of Allegra® (launched in April 2006), simvastatin, the generic version of Zocor®, finasteride 5 mg, the generic version of Proscar®, and ondansetron, the generic version of Zofran®. See “Recent developments” for a discussion of litigation related to fexofenadine.
     In January 2006, we entered into an agreement with Merck allowing us to distribute and sell the authorized generic versions of two of their products, finasteride and simvastatin (sold by Merck under the brand names Zocor ® and Proscar ® ), provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day marketing exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006, respectively. In the nine months ended December 31, 2006, sales of these products have contributed significantly to our U.S. revenues. Upon the expiration of the 180-days of marketing exclusivity (towards the end of December 2006), we launched simvastatin under our own Abbreviated New Drug Application (“ANDA”). The prices and volume of simvastatin have decreased significantly following the expiration of the 180-day marketing exclusivity period. On December 27, 2006, we launched generic version of GSK’s Zofran ® (ondansetron) tablets with 180-days of marketing exclusivity. We believe we have captured 55% of the volume in this product. We intend to expand our portfolio over the next few years by adding solid dosages forms as well as alternate dosage forms of each product through alliances to complement our internal product development effort.
     We also intend to expand our commercial portfolio through unique acquisition opportunities. For instance, in March 2006, we acquired, for a total consideration of Rs.122.7 million, trademark rights to three off-patent products with annual sales of U.S.$5 million, along with all the physical inventories of the products, from PDL Biopharma, Inc. (“PDL”). As a result of the acquisition, we acquired an opportunity to sell these products using their existing brand names though our generic sales and marketing network.
     We are also expanding our presence in Canada by leveraging the infrastructure and assets that we have established for the U.S. market. The success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. As of December 31, 2006 we had 58 ANDAs pending approval with the U.S. Food and Drug Administration (“U.S. FDA”). This included 33 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
     In the United Kingdom, we do not anticipate any significant product launches in fiscal 2007.
     In Germany, the revenues and net income of betapharm, which we acquired in March 2006, will be reflected in our fiscal 2007 results and are reflected in our results for the nine months ended December 31, 2006. The German government passed the Economic Optimization of the Pharmaceutical Care Act which became effective May 1, 2006. As a response to this legislation, some of the leading pharmaceutical companies in Germany announced aggressive price cuts and we responded with an average price cut of approximately 24% on those of our products subject to the new regulations. Our performance in Germany for the three months ended June 30, 2006 was negatively impacted as a result of these changes. In addition to the reforms which were introduced with effect from May 1, 2006, a new list of products for which the co-payment fee is waived came into effect in Germany from November 1, 2006. The co-payment waiver is applicable only if the companies reduce their prices between 30% to 50% below the reference price. betapharm has reduced the prices of its product portfolio covered by this list by an average of 4%. The future growth of betapharm is based on the continued success of our existing products which are contingent upon the extent of competition in the German market, additional healthcare reforms further impacting the pricing, the competitive environment for our key products as well as successful new product introductions.
     Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products in this segment. The success of our existing products is contingent upon the extent of competition in this segment. In fiscal 2007, we expect to continue with our investments in building the infrastructure and capabilities for the development and launch of biogenerics in the less regulated markets in the next few years. Longer-term, we intend to target launches in the regulated markets as and when the regulatory pathway becomes clear in these markets.

     Custom Pharmaceutical Services. In fiscal 2007, we expect this segment to benefit from the full year impact of the acquisition of Falcon. Excluding the impact of the Falcon acquisition, we expect the base business in this segment to grow further as we continue to expand the portfolio of relationships and projects with large pharmaceutical companies and emerging pharmaceutical and biotechnology companies. In line with our historical sales trends, this segment’s sales performance in the second half of fiscal 2007 is expected to be relatively lower than in the first half of fiscal 2007.
     Drug Discovery. Currently, we have a pipeline of 9 NCEs of which 5 are in clinical development and 4 are in pre-clinical development. Four of such NCEs have been assigned to Perlecan, under the terms of our research and development arrangement with I-VEN entered into during fiscal 2006, and one NCE is under a co-development arrangement with Denmark based Rheoscience A/S. As we make progress in advancing our pipeline through various stages of clinical development, we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic partnerships and alliances in our key focus areas.
     Specialty. We are currently in the research and development phase of our specialty pharmaceuticals business, which may become a separate segment at some point in the future. Following the acquisition of Trigenesis Therapeutics Inc. in May 2004, we commenced the pursuit of the development of dermatology products targeted towards specialty prescription dermatology segment, which products will have patent protected franchises.
     Research and Development Expenses. In the first nine months of fiscal 2007, our research and development investments have benefited from the recognition of income under the Perlecan and I-VEN agreements described above. Based on our historical research and development expense trends, our research and development expenses are expected to be higher in the second half of fiscal 2007 as compared to first half of fiscal 2007. The income recognition under the agreement with IVEN is expected to be complete in fiscal 2007.
Recent issued accounting pronouncements
     In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We have evaluated the impact of this pronouncement and do not believe that adoption of FIN 48 on April 1, 2007 will have a material effect on the financial position, cash flows or results of our operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and establishes the fair value hierarchy to classify the source of information used in fair value measurements. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact on our consolidated financial statements.
     In 2006, the FASB issued SFAS No. 158, “Employer’s accounting for Defined Benefit Pension and Other Postretirement Plans”. New SFAS 158 requires us to recognize on our balance sheet the funded status of pension and other post-retirement benefit plans-as of March 31, 2007. We are required to recognize actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of Statements 87 and 106 when recognizing a plan’s funded status, with the offset to accumulated other comprehensive income. Statement 158 will also require fiscal-year-end measurements of plan assets and benefit obligations. SFAS 158 amends Statements 87, 88, 106, and 132R, but retains most of their measurement and disclosure guidance and will not change the amounts recognized in the income statement as net periodic benefit cost. We do not believe that adoption of SFAS 158 will have a material impact on our financial statements.
     In February 2007, the FASB released Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 159 and have not yet determined the impact on our consolidated financial statements.
     In June 2007, the Emerging Issues Task Force (EITF) issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF Issue No. 07-3 provides guidance concerning the accounting for non-refundable advance payments for goods and services that will be used in future R&D activities and requires that they be expensed when the research and development activity has been performed and not at the time of payment. The provisions of EITF Issue No. 07-3 are effective for the fiscal years beginning after December 15, 2007, with a cumulative-effect adjustment to Retained Earnings as of the beginning of the year of adoption. We are currently evaluating the impact of adopting EITF Issue No. 07-3 on our consolidated financial statements.
Recent Developments
     In September 2006, we entered into an agreement with ClinTec International for the joint development of an anti-cancer compound, DRF 1042, belonging to the topoisomerase inhibitors class of compounds for use as potential treatment of various types of cancer. We have completed Phase I clinical trials for DRF 1042 in India. Under the terms of the agreement, we and ClinTec International will co-develop DRF 1042, undertaking Phase II and Phase III clinical trials, with the aim of securing U.S. FDA and EMEA approvals. We retain all of the commercialization rights for the United States and rest of the world markets (excluding ClinTec International territories). ClinTec International has been granted the commercialization rights for most of Europe including major European markets. On commercialization of the product, we will receive a royalty on sales by ClinTec International in its designated territories and ClinTec International will receive a royalty on sales by us in the United States. In the event either party out-licenses the drug product, the proceeds from such an arrangement will be shared by both the parties in a pre-determined ratio (excluding our territories outside the U.S). We will also retain the exclusive rights to supply commercial quantities of the drug product.
     In October 2006, we settled patent litigation with GlaxoSmithKline relating to sumatriptan succinate tablets, the generic version of GlaxoSmithKline’s Imitrex® tablets. The terms of the settlement provide that we may exclusively distribute an authorized generic version of sumatriptan succinate tablets (in the 25 mg, 50 mg and 100 mg strengths) in the United States with an expected launch date late in the fourth quarter of calendar year 2008 ahead of the expiration of the pediatric exclusivity on the applicable patent on February 6, 2009. GlaxoSmithKline’s Imitrex® tablets, which are indicated for the acute treatment of migraine attacks in adults, had U.S. sales of $890 million for the 12 month period ending June, 2006 according to ORG IMS.
     In November 2006, we entered into an agreement with Torrent Pharmaceuticals Limited (“Torrent”) for exclusive commercialization in Russia of Listril, Torrent’s brand of lisinopril, and Listril Plus, Torrent’s brand of lisinopril HCTZ, both of which are cardiovascular drugs used in the treatment of high blood pressure. The two brands would add to the portfolio of cardiovascular drugs that we are currently offering in Russia. This agreement offers the potential for immediate commercialization of these two brands, as they have already been registered in Russia.
     In November 2006, we completed a public offering of 14,300,000 American Depositary Shares and raised U.S.$228.8 million (including sales pursuant to the underwriters’ over allotment option). The final prospectus supplement was filed with the Securities and Exchange Commission on November 17, 2006 and the offering was completed on November 22, 2006.
     In December 2006, the U.S. Food and Drug Administration granted final approval for our Abbreviated New Drug Application (“ANDA”) for ondansetron hydrochloride tablets, 4 mg, 8mg, 16 mg and 24 mg. As the first company to file an ANDA containing a paragraph IV certification for this product, we were awarded a 180-day period of marketing exclusivity. We commenced the shipment of this product in December 2006. Our ondansetron hydrochloride tablets are the AB-rated generic equivalent of GlaxoSmithKline plc’s Zofran® tablets, a product indicated for the prevention of nausea and vomiting associated with cancer treatment.
     Our German operations primarily sourced their products from Salutas GmbH (“Salutas”) under a then existing long term contract. The contract gave a benefit by way of a longer commitment period to supply at a favorable purchase price. Accordingly, at the time we allocated betapharm’s purchase price allocation, this contract was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm canceling its future commitments to supply product to betapharm. As a result, betapharm renegotiated its terms and prices with Salutas, which resulted in a reduction in the overall committed supply periods from 58 months to 24 months and increased procurement prices. Subsequent to the end of fiscal 2007, betapharm and Salutas agreed to the firm purchase quantities.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: September 17, 2007	By:	/s/ Saumen Chakraborty Name: Saumen Chakraborty
Title: Chief Financial Officer